Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Allison M. Leopold Tilley

tel 650.233.4518

allison@pillsburylaw.com

July 15, 2020

VIA EDGAR

Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Concentrix Corporation
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted on June 12, 2020
CIK No. 0001803599

Dear Ms. Ransom:

On behalf of our client, Concentrix Corporation (“Concentrix” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 26, 2020, regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form 10 (CIK No. 0001803599) submitted on June 12, 2020. In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting to the Commission Amendment No. 2 to the Company’s Draft Registration Statement on Form 10 (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement. All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amended Registration Statement.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 1 to Draft Registration Statement on Form 10

Our Market Opportunity, page 2

1.

We note your response to prior comment 2 and re-issue in part. Please revise your disclosure to address the one-time and recurring costs of developing, maintaining, and integrating the new technologies that you employ to improve client outcomes In this regard, we note the continual need to stay current as these new technologies evolve.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, due to the size and scale of the Company’s business, the Company’s costs of developing, maintaining and integrating new technologies are not material on a stand-alone basis whether as one-time or recurring charges. Moreover, the Company regularly develops, maintains and implements technologies as part of its customer experience solutions service offerings and, therefore, the related costs can be spread across multiple client projects in a manner that makes separately quantifying such costs impractical.

The information statement has been revised on pages 6 and 80 to clarify that the Company’s costs of developing, maintaining and integrating new technologies are not material on a stand-alone basis.

Will I be paid any dividends, page 15

2.

In your response to prior comment 6, you state that SYNNEX and Concentrix have suspended their quarterly dividend due to the “unpredictable current environment.” Please revise your disclosure in the registration statement to more fully explain the factors that led to the suspension of the dividend and whether you anticipate that the suspended dividend will be paid in the future.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as part of its response to the COVID-19 pandemic, SYNNEX announced the suspension of its dividend on March 24, 2020. SYNNEX disclosed that, given the significant and sudden shock to the worldwide economy, it believed that its capital would be best used over the near-term to support its business associates, customers, partners and related strategic priorities. On June 25, 2020, SYNNEX announced that consideration to reinstate the dividend will be assessed after a few more quarters of consistent performance and market stability.

As disclosed in the Information Statement, the Company’s payment of dividends in the future will be within the discretion of the Company’s board of directors and will depend on many factors, including the Company’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the Company’s debt, industry practice, legal requirements, and regulatory constraints.

The information statement has been revised on page 44 to disclose SYNNEX’ suspension of its quarterly dividend, factors that led to the suspension, and SYNNEX’ recent disclosure regarding consideration of reinstatement of its dividend.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Reasons for the Spin-Off, page 35

3.

We note your response to prior comment 9 and re-issue in part. Please revise to address the areas in which SYNNEX and Concentrix may have benefitted from synergies in the past, as alluded to on page 28. In this regard, we note that the technologies which undergird the Concentrix product offerings might be expected to overlap with those used in your information technology business. To the extent that shared costs and resources related to technology development or implementation may be lost due to the spinoff, please revise to discuss.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the material technologies used in the SYNNEX and Concentrix businesses do not overlap, and the two businesses do not share costs or resources related to technology development or implementation. The principal synergies that we believe the Company has benefited from in the past are (i) SYNNEX’ larger size and purchasing power in procuring certain goods and services and (ii) the costs of operating as a stand-alone public company, each of which are disclosed on page 36 of the Information Statement.

The Information Statement has been further revised on page 36 to disclose the possibility that some of Concentrix’ client relationships may have been improved historically by the client’s relationship with SYNNEX. As we noted in our prior response, the Company is not aware of significant client relationships that have been materially improved by the client’s relationship with SYNNEX, and the Company believes that any client-related synergies are immaterial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Years Ended November 30, 2019, 2018 and 2018, page 61

4.

We reviewed your response and revisions made in response to comment 14. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Typically, the presentation of complete pro forma financial information (reflecting the adjustments) in Management’s Discussion and Analysis of Financial Condition and Results of Operations will be necessary in order to facilitate an understanding of the basis of the information being discussed. However, there may be situations where the pro forma adjustments are limited in number and easily understood so that narrative disclosure of the adjustments alone will be sufficient.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the pro forma comparisons included in the results of operations discussion were derived by adding the Convergys results of operations for the relevant period prior to the Company’s acquisition of Convergys to the Company’s combined results of operations for the relevant period. Due to the limited nature of the adjustments, we believe that the adjustments are easily understood and, therefore, that narrative disclosure of the adjustments is sufficient to facilitate an understanding of the information discussed. The Information Statement has been revised on page 53 to add disclosure of how the pro forma presentation was derived, why management believes the presentation to be useful, and potential risks associated with using such a presentation.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Performance-Based, Long-Term Equity Incentives, page 93

5.

Your revised disclosure indicates that equity grants are not made by reference to strict formulas or specific fixed targets, but rather objective data synthesized to competitive ranges. It seems as though objective data synthesized to competitive ranges would be equatable to target ranges and, if so, please revise to disclose such targets, if you haven’t already. If our understanding is inaccurate, please advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while objective data synthesized to competitive ranges is one factor reviewed by the SYNNEX Compensation Committee or SYNNEX management, as the case may be, in determining the size of the equity grants for the Company’s named executive officers, such ranges were only one of several factors. As disclosed on page 93 of the Information Statement, determination of the size of equity grants is also based on, among other factors, internal policies and practices, including job responsibilities, management tier classification, existing vested and unvested equity holdings and an overall review of both employee and corporate performance. As a result, we do not believe that these competitive ranges are appropriately characterized as targets and are not material to an understanding of the compensation of our named executive officers.

Unaudited Combined Financial Statements of Concentrix

Notes to Combined Financial Statements, page F-50

6.

Any unaudited interim financial statements furnished shall reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please revise to include a statement to that effect. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response:    In response to the Staff’s comment, the information statement has been revised on page F-50.

*    *    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (650) 233-4518.

Sincerely,

/s/ Allison M. Leopold Tilley

Allison M. Leopold Tilley

cc:	Chris Caldwell, Concentrix Corporation

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